Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Three months
Ended March 31,
2006 (unaudited)

Net income	$ 12,820
Fixed charges:
Accounting and Tax fees	33
Trustee fees	33
Administrative and consulting fees	162

Total fixed charges	228

Earnings before fixed charges	$ 13,048

Fixed charges, as above	228

Ratio of earnings to fixed charges	57.23

Preferred securities dividend	---
Fixed charges including preferred securities dividends	$ 228

Ratio of earnings to fixed charges and preferred securities dividend	57.23